Exhibit 99.1
PRELIMINARY NOTE
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2010.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the effect of the global economics on aircraft values and lease rates; the continuing availability of cash to pay dividends and meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F, for the year ended December 31, 2010.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary, Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (7) the term “Fly Holdings” refers to our subsidiary, Fly Aircraft Holdings One Limited; (8) the term “Fly Holdings Two” refers to our subsidiary, Fly Aircraft Holdings Two Limited (9) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (10) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of Fly; (11) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (12) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LLC and BBAM Aircraft Management (Europe) Limited, collectively; (13) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (14) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding; and (15) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
Fly Leasing Limited
Consolidated Balance Sheets
AS OF MARCH 31, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Dollar amounts in thousands, except par value data)

	March 31, 2011	December 31, 2010
	(Unaudited)
Assets
Cash and cash equivalents	$139,800	$164,107
Restricted cash and cash equivalents	166,694	164,935
Rent receivables	773	995
Investment in unconsolidated joint ventures	27,286	9,655
Flight equipment held for operating leases, net	1,636,984	1,613,458
Deferred tax asset, net	1,412	3,046
Fair market value of derivative asset	1,047	2,226
Other assets, net	18,009	19,802

Total assets	1,992,005	1,978,224

Liabilities
Accounts payable and accrued liabilities	7,124	5,190
Rentals received in advance	8,432	9,868
Payable to related parties	879	1,539
Security deposits	32,818	31,682
Maintenance payment liability	144,977	135,019
Notes payable, net	594,165	596,190
Borrowings under aircraft acquisition facility	553,305	561,636
Other secured borrowings	95,761	66,283
Fair market value of derivative liabilities	72,128	82,436
Other liabilities	12,741	13,477

Total liabilities	1,522,330	1,503,320

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 25,648,928 and 26,707,501 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	451,845	463,559
Retained earnings	75,381	77,984
Accumulated other comprehensive loss, net	(57,577)	(66,666)

Total shareholders’ equity	469,675	474,904

Total liabilities and shareholders’ equity	$1,992,005	$1,978,224

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010 (UNAUDITED)
(Dollar amounts in thousands, except per share data)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
Revenues
Operating lease revenue	$47,568	$54,245
Equity earnings from unconsolidated joint ventures	1,216	—
Gain on sale of option to purchase notes payable	—	12,501
Lease termination settlement	549	589
Interest and other income	336	373

Total revenues	49,669	67,708

Expenses
Depreciation	20,641	21,265
Interest expense	18,569	19,052
Selling, general and administrative	5,685	4,970
Debt purchase option amortization	—	947
Maintenance and other costs	1,313	819

Total expenses	46,208	47,053

Net income before provision for income taxes	3,461	20,655
Provision for income taxes	698	3,988

Net income	$2,763	$16,667

Weighted average number of shares:
Basic	26,427,004	30,279,948
Diluted	26,505,488	30,279,948
Earnings per share:
Basic and Diluted	$0.10	$0.55
Dividends declared and paid per share	$0.20	$0.20
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income (Loss)
Balance January 1, 2010	100	$—	30,279,948	$30	$490,818	$47,844	$(54,168)	$484,524
Dividends to shareholders	—	—	—	—	—	(6,056)	—	(6,056)
Net income	—	—	—	—	—	16,667	—	16,667	$16,667
Net change in the fair value of derivatives, net of deferred tax of $752	—	—	—	—	—	—	(5,266)	(5,266)	(5,266)
Reclassified from other comprehensive income into earnings, net of deferred tax of $9	—	—	—	—	—	—	(63)	(63)	(63)

Comprehensive income, net									$11,338

Balance March 31, 2010 (unaudited)	100	$—	30,279,948	$30	$490,818	$58,455	$(59,497)	$489,806

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE THREE MONTHS ENDED MARCH 31, 2011 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income
Balance January 1, 2011	100	$—	26,707,501	$27	$463,559	$77,984	$(66,666)	$474,904
Dividends to shareholders	—	—	—	—	—	(5,342)	—	(5,342)
Dividend equivalent	—	—	—	—	—	(24)	—	(24)
Shares repurchased	—	—	(1,058,573)	(1)	(12,666)	—	—	(12,667)
Share-based compensation	—	—	—	—	952	—	—	952
Net income	—	—	—	—	—	2,763	—	2,763	$2,763
Net change in the fair value of derivatives, net of deferred tax liability of $1,139	—	—	—	—	—	—	7,978	7,978	7,978
Reclassified from other comprehensive income into earnings, net of deferred tax of $159	—	—	—	—	—	—	1,111	1,111	1,111

Comprehensive income, net									$11,852

Balance March 31, 2011 (unaudited)	100	$—	25,648,928	$26	$451,845	$75,381	$(57,577)	$469,675

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows
FOR THE THREE MONTHS ENDED MARCH 30, 2011 AND 2010 (UNAUDITED)
(Dollar amounts in thousands)

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
Cash Flows from Operating Activities
Net Income	$2,763	$16,667
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated joint ventures	(1,216)	—
Gain on sale of option to purchase notes payable	—	(12,501)
Depreciation	20,641	21,265
Amortization of debt issuance costs	2,108	1,890
Amortization of lease incentives	1,457	1,243
Amortization of debt purchase option	—	947
Amortization of lease discounts/premiums and other items	212	(238)
Share-based compensation	952	—
Deferred income taxes	336	3,949
Unrealized gain on derivative instruments	(130)	(73)
Maintenance payment liability relieved	—	(1,519)
Changes in operating assets and liabilities:
Rent receivables	222	(2,361)
Other assets	131	(249)
Payable to related parties	(660)	2,097
Accounts payable and accrued liabilities	54	100
Rentals received in advance	(1,536)	(927)
Other liabilities	(1,076)	(255)

Net cash flows provided by operating activities	24,258	30,035

Cash Flows from Investing Activities
Investment in unconsolidated joint ventures	(16,415)	—
Purchase of flight equipment	(41,847)	—
Lessor contribution to maintenance	(1,210)	(287)

Net cash flows used in investing activities	(59,472)	(287)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(1,759)	(729)
Security deposits received	1,508	1,175
Security deposits returned	(372)	(1,488)
Maintenance payment liability receipts	11,791	8,504
Maintenance payment liability disbursements	(2,004)	(1,777)
Debt issuance costs	(203)	—
Proceeds from sale of option to purchase notes payable	—	12,501
Proceeds from other secured borrowings	29,548	—
Repayment of notes payable	(2,114)	—
Repayment of Aircraft Acquisition Facility	(8,331)	(7,532)
Repayment of other secured borrowings	(522)	—
Proceeds from termination of interest rate contract	1,398	—
Shares repurchased	(12,667)	—
Dividends	(5,342)	(6,056)
Dividend equivalents	(24)	—

Net cash flows provided by financing activities	10,907	4,598

Net (decrease)/increase in cash	(24,307)	34,346
Cash at beginning of period	164,107	95,972

Cash at end of period	$139,800	$130,318

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
Supplemental Disclosure:
Cash paid during the period for:
Interest	$15,963	$16,949
Taxes	6	10
Noncash Activities:
Security deposit applied to rent receivables	—	269
Maintenance payment claim applied to operating lease revenue	313	—
Lease incentive obligation applied to operating lease revenue	656	—
Lease incentive obligation applied to interest and other income	83	—
Lease incentive obligation applied to rentals received in advance	100	—
Lease incentive obligation applied as maintenance payment liability	484	—
Debt issuance costs netted with proceeds from other secured borrowings	450	—
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements
For the three months ended March 31, 2011
1. ORGANIZATION
Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
Fly has a 15.0% and 57.4% interest in BBAM LP and Fly-Z/C LP, respectively. The Company does not control the joint ventures. Fly accounts for its interest in the unconsolidated joint ventures using the equity method under which its investment is initially recorded at cost. The carrying amount of Fly’s investment is affected by the Company’s share of the joint ventures’ undistributed earnings and losses, and distributions of dividends and capital. The Company periodically reviews the carrying amount of its investment in the joint ventures, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.
The Company currently has only one operating and reportable segment which is aircraft leasing.
The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no impact on consolidated net income or shareholders’ equity.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of March 31, 2011 and December 31, 2010, the Company had 60 and 59 aircraft held for operating leases, respectively.
On February 7, 2011, the Company completed its second sale-leaseback transaction with flydubai for the purchase of a new aircraft for $41.8 million. To partially finance the acquisition of the aircraft, the Company entered into a loan agreement to borrow $30.0 million (see Note 7).
Flight equipment held for operating leases consist of the following:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Cost	$1,892,065	$1,847,899
Accumulated depreciation	(255,081)	(234,441)

Net Flight Equipment Held for Operating Leases	$1,636,984	$1,613,458

The Company capitalized $2.3 million of major maintenance expenditures for the three months ended March 31, 2011. These amounts have been included in flight equipment held for operating leases. The Company did not capitalize any major maintenance expenditures for the three months ended March 31, 2010.
At March 31, 2011, aircraft held for operating leases were on lease to 34 lessees in 23 countries. The Company had two aircraft subject to lease at March 31, 2011. One aircraft was delivered to the new lessee in April 2011, and the second aircraft is expected to be delivered to the new lessee during the second quarter of 2011. At December 31, 2010, aircraft held for operating leases were on lease to 34 lessees in 23 countries, with one aircraft off-lease.
The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	March 31, 2011		December 31, 2010
	(Dollars in thousands)
Europe:
Germany	$93,044	6%	$94,247	6%
The Netherlands	119,787	7%	121,157	8%
Russia	47,490	3%	48,992	3%
Spain	74,231	5%	74,943	5%
United Kingdom	103,276	6%	104,661	7%
Other	281,280	17%	283,474	16%

Europe — Total	719,108	44%	727,474	45%

Asia Pacific:
India	208,684	13%	210,687	13%
China	65,417	4%	66,060	4%
Other	62,667	4%	63,460	4%

Asia Pacific — Total	336,768	21%	340,207	21%

North America:
United States	273,976	17%	277,555	17%
Other	37,255	2%	37,626	3%

North America — Total	311,231	19%	315,181	20%

Mexico, South and Central America:
Mexico	154,160	9%	129,537	8%

Mexico, South and Central America — Total	154,160	9%	129,537	8%

Middle East and Africa:
United Arab Emirates	82,874	5%	41,568	3%
Other	32,843	2%	33,322	2%

Middle East and Africa — Total	115,717	7%	74,890	5%

Off-lease — Total	—	—	26,169	1%

Total Flight Equipment	$1,636,984	100%	$1,613,458	100%

The distribution of operating lease revenue by geographic region for the three months ended March 31, 2011 and 2010 is as follows:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2011		2010
	(Dollars in thousands)
Europe:
Germany	$3,240	7%	$5,103	9%
The Netherlands	4,094	9%	4,090	8%
Russia	1,904	4%	2,636	5%
Spain	2,053	4%	2,053	4%
United Kingdom	3,142	7%	2,376	4%
Other	7,440	15%	8,767	16%

Europe — Total	21,873	46%	25,025	46%

Asia Pacific:
India	5,682	12%	6,760	13%
China	2,007	4%	5,016	9%
Other	1,315	3%	947	1%

Asia Pacific — Total	9,004	19%	12,723	23%

North America:
United States	9,623	20%	9,908	18%
Other	974	2%	1,253	3%

North America — Total	10,597	22%	11,161	21%

Mexico, South and Central America:
Mexico	3,512	7%	4,641	9%

Mexico, South and Central America — Total	3,512	7%	4,641	9%

Middle East and Africa:
United Arab Emirates	1,633	4%	—	—
Other	949	2%	695	1%

Middle East and Africa — Total	2,582	6%	695	1%

Total Operating Lease Revenue	$47,568	100%	$54,245	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the three month period ended March 31, 2011 or 2010. The Company did not accrue rent from two lessees due to concerns about their financial condition and only recognized revenue as cash was received from the lessees. The Company collected $2.6 million during the three months ended March 31, 2011 from those lessees. During the three months ended March 31, 2010, the Company had one lessee on non-accrual status and collected rental revenue of $0.4 million from such lessee.
For the three months ended March 31, 2010, the Company included in operating lease revenue, maintenance payment liabilities retained at the end of lease and aircraft redelivery income totaling $3.6 million. The Company did not recognize any end of lease and aircraft redelivery income during the three months ended March 31, 2011.
The amortization of lease discounts, net of lease premiums, which have been included as a component of operating lease revenue was approximately $66,000 and $0.4 million for the three months ended March 31, 2011 and 2010, respectively.
For the three months ended March 31, 2011 and 2010, amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.5 million and $1.2 million, respectively.
As of March 31, 2011 and December 31, 2010, the weighted average remaining lease term of the Company’s aircraft portfolio was 4.5 years and 4.6 years, respectively.
In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. During the three months ended March 31, 2011 and 2010, payments totaling $0.5 million and $0.6 million were received, respectively, and $1.8 million remains to be collected under the settlement agreement. Revenue is recognized as cash is received.

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
Investment in BBAM LP
The Company, through its wholly-owned subsidiary, Fly-BBAM, has a 15% interest in BBAM LP. Summit Aviation Partners LLC (“Summit”) owns the remaining 85% interest in BBAM LP. During the three months ended March 31, 2011, the Company recognized $1.1 million in equity earnings from its investment in BBAM LP.
Investment in Fly-Z/C LP
On February 9, 2011, the Company made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. Fly-Z/C LP was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. As of March 31, 2011, the joint venture owned three Boeing 767-300 aircraft. For the three months ended March 31, 2011, the Company recognized $0.1 million in equity earnings from its investment in Fly-Z/C LP.
On April 14, 2011, the Company made an additional capital contribution of $11.6 million into Fly-Z/C LP to fund the joint venture’s acquisition of the final Boeing 767-300ER aircraft. On April 20, 2011, the Company received a distribution of $22.2 million from the joint venture in connection with the completion of a $40.0 million debt financing by the joint venture. After this distribution, the Company’s net cash investment in Fly-Z/C LP was $5.9 million.
5. NOTES PAYABLE
On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”) at an offering price of 99.71282%. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.
From July 2010 through August 2012, the indenture requires a monthly minimum principal payment of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Of this amount, approximately $0.2 million is being paid to a subsidiary of the Company, in respect of Notes that it purchased and continues to hold. During the three months ended March 31, 2011, the Company made principal repayments on the Notes of $2.1 million, net of the amounts paid to our subsidiary. The Company did not make any principal repayments during the three months ended March 31, 2010.
Effective after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Approximately 20% of the amounts applied to the outstanding principal Note balance will be returned to the Company in respect of Notes it purchased and continues to hold. The final maturity date of the Notes is November 14, 2033.
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. Beginning August 2012, it will also be subject to an interest coverage ratio. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of March 31, 2011, B&B Air Funding was not in default under the Notes.
As of March 31, 2011 and December 31, 2010, the Company owned $153.0 million and $153.5 million of the then outstanding principal amount of Notes, respectively, through a wholly-owned subsidiary. The purchased Notes remain outstanding.
As of March 31, 2011 and December 31, 2010, the Notes balance was $594.7 million and $596.8 million, respectively, which is net of the Notes purchased by the Company’s subsidiary. The unamortized discount associated with the Notes totaled $0.5 million and $0.6 million as of March 31, 2011 and December 31, 2010, respectively. Accrued interest totaled $0.3 million at March 31, 2011 and December 31, 2010.

During the three months ended March 31, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of March 31, 2011 and December 31, 2010, B&B Air Funding had not drawn on the Note Liquidity Facility.
6. AIRCRAFT ACQUISITION FACILITY

	Balance as of	Balance as of
Aircraft Acquisition Facility:	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Principal — Tranche A	$369,305	$377,636
Principal — Tranche B	184,000	184,000

Borrowings under aircraft acquisition facility	553,305	561,636
Equity Tranche	96,000	96,000

Total Aircraft Acquisition Facility	$649,305	$657,636

On November 7, 2007, B&B Air Acquisition entered into a credit facility (the “Aircraft Acquisition Facility”). The availability period for the Aircraft Acquisition Facility expired on November 6, 2009. B&B Air Acquisition funds a cash collateral account that was established for the benefit of the lenders. As of March 31, 2011 and December 31, 2010, the cash collateral account had a balance of $40.3 million and $38.4 million, respectively.
Since November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest, certain expenses and a return paid to Fly on its $96.0 million equity tranche. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. During the three months ended March 31, 2011 and 2010, the Company made principal repayments on the Aircraft Acquisition Facility of $8.3 million and $7.5 million, respectively.
Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments.
Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. The first quarterly installment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in either an event of default or a requirement to post additional cash collateral under the Aircraft Acquisition Facility. As of March 31, 2011, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.

7. OTHER SECURED BORROWINGS
Credit Facility
The Company has an $85.0 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of March 31, 2011 and December 31, 2010, the Company had an outstanding balance of $36.2 million and $36.3 million under the Credit Facility, respectively. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $72.4 million principal amount of Notes held by a wholly-owned subsidiary of the Company. The interest due on the borrowings under the amended Credit Facility is equal to the interest paid by B&B Air Funding in respect of the Notes pledged. Pursuant to the terms of the loan agreement, a portion of principal repayment amounts received by the subsidiary from B&B Air Funding in respect of the Notes pledged must be applied to pay down the facility to maintain a 2:1 ratio of collateral to loan balance.
The Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. In accordance with GAAP, the extension options are accounted for as derivative instruments. As of March 31, 2011 and December 31, 2010, the extension options had nominal value.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of March 31, 2011, the Company was not in default under the Credit Facility.
Aircraft Notes Payable
To partially finance the acquisition of two aircraft in December 2010 and February 2011, the Company entered into two loan agreements with an international commercial bank to borrow an aggregate of $60.0 million (“Aircraft Notes Payable”). The Aircraft Notes Payable are secured by a pledge of the Company’s rights, title and interest in the aircraft.
Aircraft Notes Payable No. 1 accrues interest at a fixed rate of 6.41% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on March 7, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of December 7, 2018. As of March 31, 2011, the outstanding balance under Aircraft Notes Payable No. 1 was $29.6 million.
Aircraft Notes Payable No. 2 accrues interest at a fixed rate of 7.20% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on May 10, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of February 6, 2019. As of March 31, 2011, the outstanding balance under Aircraft Notes Payable No. 2 was $30.0 million.
During the three months ended March 31, 2011, the Company made principal repayments on the Aircraft Notes Payable of $0.4 million.
8. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of March 31, 2011 and December 31, 2010, the Company had interest rate swap contracts with notional amounts aggregating $1,068.5 million and $1,108.8 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $72.1 million and $82.4 million as of March 31, 2011 and December 31, 2010, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of March 31, 2011 and December 31, 2010, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $1.0 million and $2.2 million, respectively.
The Company entered into two interest rate swap contracts in 2010 in connection with the forward purchase of two aircraft. These swap contracts were terminated in 2011 and 2010 upon completion of the fixed rate debt financing for the aircraft and the Company received settlement proceeds of $1.4 million and $0.7 million, respectively. The proceeds from the terminated interest rate swap contracts are being amortized as a reduction to interest expense over eight years, the original term of the contracts.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.

The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the three months ended March 31, 2011, the Company recorded a net unrealized gain of $8.0 million, after the applicable net tax provision of $1.1 million. For the three months ended March 31, 2010, the Company recorded a net unrealized loss of $5.3 million, after the applicable net tax benefit of $0.8 million, respectively.
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of Fly’s credit risk in valuing derivative liabilities. The counterparties to the Company’s derivative instruments are investment graded with long-term foreign issue ratings ranging from A+ to AA by Standard and Poor’s. The Company does not anticipate any of its counterparties to default on their obligations.
The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
As of March 31, 2011, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$233,497	$(20,061)	$1,003	$(19,058)	$2,382	$(16,676)	$—
10/14/2015	4.93%	233,497	(20,061)	1,003	(19,058)	2,382	(16,676)	—
11/15/2015	4.36%	26,030	(2,262)	119	(2,143)	268	(1,875)	—
12/15/2015	4.37%	26,036	(2,272)	120	(2,152)	269	(1,883)	—
9/15/2015	4.36%	26,563	(2,313)	121	(2,192)	274	(1,918)	—
11/15/2015	4.37%	26,310	(2,307)	122	(2,185)	273	(1,912)	—
1/14/2015	3.40%	62,739	(3,241)	126	(3,115)	389	(2,726)	—
3/15/2018	3.31%	175,263	(6,808)	215	(6,593)	824	(5,769)	—
8/15/2015	3.85%	26,302	(1,534)	65	(1,469)	184	(1,285)	—
5/15/2016	4.49%	43,327	(3,617)	183	(3,434)	430	(3,004)	—
3/15/2015	4.22%	26,073	(2,125)	107	(2,018)	252	(1,766)	—
4/15/2015	4.07%	28,029	(2,142)	105	(2,037)	255	(1,782)	—
10/15/2016	4.25%	26,073	(2,137)	111	(2,026)	253	(1,773)	—
10/15/2012	2.30%	108,734	(2,810)	78	(2,732)	341	(2,391)	—
Accrued interest			(1,916)		(1,916)			—
Terminated Contracts		—	—	—	—	(260)	1,821	47

Total — derivative liabilities		$1,068,473	$(75,606)	$3,478	$(72,128)	$8,516	$59,615	$47

As of March 31, 2011, the Company had the following derivative asset (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:
1/15/2016	1EURO to US1.4452	1,650	1,084	(37)	1,047	(131)	916	—
Terminated Contract		—	—	—	—	(160)	1,122	65

Total — derivative asset		$1,650	$1,084	$(37)	$1,047	$(291)	$2,038	$65

9. SHARE-BASED COMPENSATION
Description of Plan
In April 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other share-based awards. On April 29, 2010, the Company made an aggregate grant of 599,999 SARs and RSUs (“2010 Grants”) to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements. On March 1, 2011, the Company made an additional aggregate grant of 600,001 SARs and RSUs (“2011 Grants”) to certain employees of BBAM LP.
SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments. The 2010 Grants vest on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The 2011 Grants vest on the first, second and third anniversary of the grant date and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.
The holder of a SAR or RSU is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU. For each Dividend Equivalent, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and Dividend Equivalent’s expiration (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are either exercised, cancelled, forfeited or expired. Dividend Amounts are payable to the holder only when the SAR or RSU on which the Dividend Equivalent applies has vested.
Valuation Assumptions
The Company accounts for grants to the CEO and CFO as grants to employees and grants to other BBAM LP employees as grants to non-employees. Grants to employees are valued at the grant date and amortized on a straight-line basis into share-based compensation expense over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each interim reporting period until the awards are vested.
The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

Three months ended
March 31, 2011
Risk-free interest rate	2.73% - 3.47%
Volatility	63% - 70%
Expected life	6 - 10 years
The expected share price volatility was determined based on the historical volatility of the Company’s common shares as well as other companies operating in similar businesses. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant, or as applicable as of the measurement date, for the period corresponding with the expected life of the SAR. The dividend yield assumption was not factored into the valuation model as the SAR grant holder is entitled to the Dividend Amount.
Grant Activity
A summary of the Company’s SAR activity for the three months ended March 31, 2011 is presented below:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual
	shares	price	life (in years)
Outstanding at January 1, 2011	359,605	$12.42	9.3
SARs granted	349,235	$13.30	9.9
SARs exercised	—	—	—
SARs canceled	—	—	—

Outstanding at March 31, 2011	708,840	$12.85	9.6

SARs granted to employees and non-employees during the three months ended March 31, 2011 totaled 63,104 and 286,131, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $13.83 as of March 31, 2011. The SARs had an intrinsic value of $0.5 million as of March 31, 2011. The grant date fair value of the SARs granted in 2011 was $3.4 million.
A summary of the Company’s RSU activity for the three months ended March 31, 2011 is presented below:

		Weighted average
		grant date fair
	Number of shares	value
Outstanding and unvested at January 1, 2011	160,262	$12.42
RSUs granted	250,766	$13.30
RSUs vested	—	—
RSUs canceled	—	—

Outstanding and unvested at March 31, 2011	411,028	$12.96

RSUs granted to employees and non-employees during the three months ended March 31, 2011 totaled 45,312 and 205,454, respectively. The weighted average grant date fair value was determined based on the average of the high and low market prices of the Company’s ADSs on the business date prior to the award. The grant date fair value of the RSUs granted in 2011 was $3.3 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $13.83 per ADS as of March 31, 2011 was $5.7 million.
Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $1.0 million for the three month period ended March 31, 2011. Total unamortized share-based compensation expense totaled $8.8 million at March 31, 2011. As of March 31, 2011, unvested SARs and RSUs had a weighted average remaining vesting term of 1.6 years.
10. EARNINGS PER SHARE
SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.
Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.
The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended
	March 31
	2011	2010
	(Dollars in thousands, except share
	and per share data)
Numerator
Net income	$2,763	$16,667
Less: Dividend equivalents paid on vested SARs	(24)	—

Net income available to common shareholders	2,739	16,667

Denominator
Weighted average shares outstanding-Basic	26,427,004	30,279,948
Dilutive common equivalent shares:
RSUs	67,729	—
SARs	10,755	—
Weighted average shares outstanding-Diluted	26,505,488	30,279,948
Earnings per share:
Basic and Diluted	$0.10	$0.55

11. INCOME TAXES
Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided for the gain resulting from the sale of the option to purchase notes payable. Fly’s French resident subsidiaries pay a corporation tax of 30.38% on their net trading income.
The Company’s tax provision includes U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP. In addition, the Company will be subject to U.S. branch profit tax on U.S. sourced dividends it receives from its subsidiary, Fly-BBAM.
Fly-BBAM is also subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.
Income tax expense by jurisdiction is shown below:

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
	(Dollars in thousands)
Deferred tax expense:
Ireland	$370	$3,951
France	(1)	(2)
United States	(33)	—

Deferred tax expense — total	336	3,949

Current tax expense:
Ireland	33	33
France	28	6
United States	301	—

Current tax expense — total	362	39

Total Income Tax Expense	$698	$3,988

The Company had no unrecognized tax benefits as of March 31, 2011 and December 31, 2010. The principal components of the Company’s net deferred tax asset were as follows:

	March 31, 2011	December 31, 2010
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$62,775	$57,446
Net unrealized losses on derivative instruments	8,225	9,524
Other	127	74

Total deferred tax asset	71,127	67,044

Deferred tax liability:
Excess of tax depreciation over book depreciation	(47,218)	(41,520)
Net earnings of non-European Union member subsidiary	(22,422)	(22,478)
Other	(75)	—

Total deferred tax liability	(69,715)	(63,998)

Deferred tax asset, net	$1,412	$3,046

The Company has determined that no valuation allowance against its deferred tax asset was necessary as of March 31, 2011 and December 31, 2010. The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.

12. COMMITMENTS AND CONTINGENCIES
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
13. RELATED PARTY TRANSACTIONS
Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM LP.
Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, BBAM is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the three month periods ended March 31, 2011 and 2010, base and rent fees incurred amounted to $1.8 million for each respective period.
For the two aircraft acquired by the Company in 2010 and 2011, and for any future acquisitions of aircraft, the Company has and will enter into servicing agreements with affiliates of BBAM to act as servicers to provide the Company with certain administrative and management services. Under the terms of such servicing agreements, the Company expects to pay the servicers (i) a fee equal to 3.5% of the monthly rents actually collected and (ii) an administrative fee of $1,000 per month per aircraft. In addition to such fees, the Company expects to pay to the servicers a fee equal to 1.5% of the gross consideration collected with respect to any sale of the subject aircraft.
BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, BBAM is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For the three month periods ended March 31, 2011 and 2010, $0.3 million of administrative fees were paid in each respective period.
For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives 1.5% of the sales proceeds of all disposed aircraft. For the three months ended March 31, 2011, $0.6 million of fees were incurred for aircraft acquired. The Company did not acquire any aircraft in the three months ended March 31, 2010. No aircraft disposition fees were incurred in the three months ended March 31, 2011 and 2010.
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the three month periods ended March 31, 2011 and 2010, the Company incurred $1.6 million of Management Expenses in each respective period.
In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. The Company had $0.2 million and $0.1 million of reimbursable expenses due to the Manager at March 31, 2011 and December 31, 2010, respectively.
14. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, credit facilities and notes payable. The Company’s notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. Where available, the fair value of the Company’s notes payable and credit facilities is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include flight equipment held for operating leases and investments in unconsolidated joint ventures. Fly accounts for its investments in unconsolidated joint ventures under the equity method (See Note 2). The company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three months ended March 31, 2011 and the year ended December 31, 2010, no flight equipment and neither of the Company’s unconsolidated joint venture investments was recorded at fair value.
The carrying amounts and fair values of the Company’s financial instruments are as follows:

	March 31, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$594,165	$510,982	$596,190	$506,761
Aircraft acquisition facility	553,305	531,589	561,636	531,860
Other secured borrowings	95,761	95,761	66,283	66,283
Derivative asset	1,047	1,047	2,226	2,226
Derivative liabilities	72,128	72,128	82,436	82,436
In accordance with a FASB pronouncement, assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values.
The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
As of March 31, 2011 and December 31, 2010, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
March 31, 2011:
Derivative asset	—	$1,047	—	$1,047
Derivative liabilities	—	72,128	—	72,128
December 31, 2010:
Derivative asset	—	2,226	—	2,226
Derivative liabilities	—	82,436	—	82,436

15. SHAREHOLDERS’ EQUITY
On May 3, 2010, the Company’s Board of Directors approved a $30.0 million share repurchase program which expired in May 2011 (“2010 Repurchase Program”). Under the 2010 Repurchase Program, the Company made share repurchases from time to time in the open market or in privately negotiated transactions. During the three months ended March 31, 2011, the Company repurchased 23,135 shares at a weighted average price of $12.43 per share. At March 31, 2011, there were 25,648,928 shares outstanding.
On March 8, 2011, the Company repurchased 1,035,438 shares held by an unrelated third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.
On May 3, 2011, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
Share-based compensation related to SARs and RSUs granted under the 2010 Grants and 2011 Grants totaled $1.0 million for the three months ended March 31, 2011.
16. SUBSEQUENT EVENTS
On April 13, 2011, the Company received a distribution of $0.9 million from its investment in BBAM LP.
On April 14, 2011, the Company made an additional capital contribution of $11.6 million into Fly-Z/C LP to fund the joint venture’s acquisition of a Boeing 767-300ER aircraft. On April 20, 2011, the Company received a distribution of $22.2 million from the joint venture in connection with the completion of a $40.0 million debt financing by the joint venture. After this distribution, the Company’s net cash investment in Fly-Z/C LP was $5.9 million.
On April 15, 2011, the Company declared a dividend of $0.20 per share or approximately $5.1 million. The dividend is payable on May 20, 2011 to shareholders of record at April 29, 2011.
On May 3, 2011, the Company entered into two interest rate swap contracts for notional amounts totaling $132.1 million. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR. The swap contracts are scheduled to mature in 2018.
On May 4, 2011, the Company sold to a third party $8.8 million principal amount of Notes held by its subsidiary. The Notes were sold at a price of 88.125% or $7.7 million.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2010. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.
Overview
Fly is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under medium-term to long-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 60 aircraft. At March 31, 2011, aircraft held for operating leases were on lease to 34 lessees in 23 countries. We had two aircraft subject to lease at March 31, 2011. One aircraft was delivered to the new lessee in April 2011, and the second aircraft is expected to be delivered to the new lessee during the second quarter of 2011. In addition, we have one aircraft that is scheduled to come off-lease in 2011. This aircraft has been re-leased and will be delivered to the new lessee upon expiration of the existing lease.
Although we are organized under the laws of Bermuda, we are a resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.
For the three months ended March 31, 2011, we had net income of $2.8 million, or diluted earnings per share of $0.10. Net cash flows provided by operating activities for the three months ended March 31, 2011 totaled $24.3 million. Net cash flow used in investing activities was $59.5 million and net cash provided by financing activities was $10.9 million for the three months ended March 31, 2011. We paid $5.4 million in dividends and dividend equivalents during the three months ended March 31, 2011.
Net income for the three months ended March 31, 2011 included $1.2 million of equity earnings from our investments in unconsolidated joint ventures. Net income for the three months ended March 31, 2010 included a gain on sale of options to purchase notes payable of $12.5 million or $0.31 per share.
On April 29, 2010, we adopted a 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. We have made aggregate grants of 1,200,000 shares in the form of stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to us pursuant to certain management and servicing agreements.
On February 9, 2011, we made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture. Fly-Z/C LP was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. As of March 31, 2011, the joint venture owned three Boeing 767-300 aircraft. The joint venture acquired a fourth Boeing 767-300ER aircraft in April 2011.
Market Conditions
Although we have concerns about recent volatility in oil prices, we continue to see a general improvement in the financial condition of the airline industry worldwide driven by increasing airline profitability and worldwide economic expansion. This recovery has resulted in increased demand from our airline customers, as well as increases in lease rates for newer aircraft. Despite this overall industry improvement, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis.
Critical Accounting Policies and Estimates
Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010.

Operating Results
Management’s discussion and analysis of operating results presented below relates to the consolidated statements of income of Fly for the three months ended March 31, 2011 and 2010.
Consolidated Statements of Income of Fly for the three months ended March 31, 2011 and 2010

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2011	2010
	(Dollars in thousands)
Revenues
Operating lease revenue	$47,568	$54,245
Equity earnings from unconsolidated joint ventures	1,216	—
Gain on sale of option to purchase notes payable	—	12,501
Lease termination settlement	549	589
Interest and other income	336	373

Total revenues	49,669	67,708

Expenses
Depreciation	20,641	21,265
Interest expense	18,569	19,052
Selling, general and administrative	5,685	4,970
Debt purchase option amortization	—	947
Maintenance and other costs	1,313	819

Total expenses	46,208	47,053

Net income before provision for income taxes	3,461	20,655
Income tax provision	698	3,988

Net income	$2,763	$16,667

As of March 31, 2011 and 2010, we had 60 and 62 aircraft in our portfolio, respectively. As of March 31, 2011, we had 60 aircraft on lease to 34 lessees, compared to March 31, 2010, when 61 of our aircraft were on lease to 36 lessees, with one aircraft off-lease.
Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended March 31, 2011, operating lease revenue totaled $47.6 million, a decrease of $6.7 million compared to the three months ended March 31, 2010. The decrease was primarily due to (i) lower revenue of $2.9 million resulting from four aircraft sold in 2010, (ii) recognition of end of lease redelivery adjustments and maintenance payment liabilities retained totaling $3.6 million in 2010 with no corresponding revenue in 2011, and (iii) other miscellaneous adjustments totaling $1.8 million. The decreases were partially offset by rental revenues from aircraft purchased in 2010 and 2011 totaling $1.6 million.
Amortization of lease incentives recorded as reduction of operating lease revenue totaled $1.5 million and $1.2 million for the three months ended March 31, 2011 and 2010, respectively.
For the three month period ended March 31, 2011, we recorded equity earnings of $1.2 million from unconsolidated joint ventures. We have a 15.0% interest in BBAM LP and a 57.4% interest in Fly-Z/C LP.
During the three months ended March 31, 2010, we sold to an unrelated third party our right to purchase up to $50.0 million of the then outstanding principal amount of Notes for 48% of the principal amount and received consideration of $12.5 million.
Payments of $0.5 million and $0.6 million were received during the three months ended March 31, 2011 and 2010, respectively, in connection with a settlement agreement we reached with the guarantor of certain leases which were terminated in a prior period. Future revenues will be recognized as cash is received from the guarantor.
Depreciation expense during the three months ended March 31, 2011 was $20.6 million, compared to $21.3 million for the three months ended March 31, 2010. The decrease was primarily due to aircraft we sold in 2010, partially offset by depreciation on recently acquired aircraft.
Compared to the three months ended March 31, 2010, interest expense decreased by $0.5 million in the three months ended March 31, 2011 to $18.6 million. The decrease was primarily due to repayment of debt under our Notes and Aircraft Acquisition Facility and a reduction in the notional amounts of the interest rate hedges, which was partially offset by interest payments on debt incurred to finance our acquisition of new aircraft.

Selling, general and administrative expenses were $5.7 million and $5.0 million for the three months ended March 31, 2011 and 2010, respectively. The increase of $0.7 million was primarily due to share-based compensation expense totaling $1.0 million in 2011 related to the SARs and RSUs issued under our 2010 Plan.
During the three months ended March 31, 2011 and 2010, maintenance and other leasing costs totaled $1.3 million and $0.8 million, respectively. The increase was primarily due to aircraft expenses incurred to deliver aircraft to new lessees.
Our provision for income taxes of $0.7 million and $4.0 million during the three months ended March 31, 2011 and 2010, respectively, consists primarily of Irish income taxes. The resulting effective tax rate for the three months ended March 31, 2011 and 2010 was 20.2% and 19.3%, respectively. In 2011, we included U.S. federal and state tax provisions on our share of BBAM LP’s taxable income sourced in the U.S. In 2010, we recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the sale of our option to purchase Notes. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.
Our consolidated net income was $2.8 million and $16.7 million for the three months ended March 31, 2011 and 2010, respectively.
Liquidity and Capital Resources
Cash Flows of Fly for the three months ended March 31, 2011 and 2010
We generated cash from operations of $24.3 million and $30.0 million for the three months ended March 31, 2011 and 2010, respectively. The decrease of $5.7 million is primarily due to the reduction in rental revenues in 2011, partially offset by increases in working capital.
For the three months ended March 31, 2011 and 2010, cash used in investing activities totaled $59.5 million and $0.3 million, respectively. Lessor maintenance contributions totaled $1.2 million and $0.3 million for the three months ended March 31, 2011 and 2010, respectively. In the three months ended March 31, 2011, cash flows of $41.8 million was used to acquire an aircraft and we made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP. We did not acquire any aircraft or make any investments in joint ventures during the three months ended March 31, 2010.
Cash provided by financing activities for the three months ended March 31, 2011 and 2010 totaled $10.9 million and $4.6 million, respectively. In the three months ended March 31, 2011, we had: (i) net maintenance payment liability receipts of $9.8 million, (ii) received net proceeds of $29.5 million from other secured borrowings, and (iii) received proceeds of $1.4 million from an interest rate contract we terminated. These were partially offset by (i) additions to our restricted cash accounts totaling $1.8 million, (ii) repurchases of our shares for $12.7 million, (iii) principal repayments on our financing facilities and borrowings aggregating $11.0 million, and (iv) dividends paid of $5.4 million. In the three months ended March 31, 2010, we received: (i) cash consideration totaling $12.5 million in connection with the sale of an option to purchase $50.0 million principal amount of Notes for $24.0 million and (ii) net maintenance payment liability receipts of $6.7 million. During the three months ended March 31, 2010, we also: (i) made additions to our cash collateral account and other restricted cash accounts totaling $0.7 million, (ii) paid dividends of $6.1 million, and (iii) made principal repayments on our aircraft acquisition facility totaling $7.5 million.
Our Future Sources and Uses of Liquidity
Our sole source of operating cash flows is from distributions made to us by our subsidiaries. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to repayment of outstanding principal.
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest and principal payments made on our debt, operating expenses, dividend payments, capital expenditures on our aircraft and distributions received from our unconsolidated joint venture investments.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments, and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through at least the next twelve months and provide additional funds that may be invested to create value for our shareholders.

Our liquidity needs also include the funding of aircraft acquisitions. We do not expect to finance these needs solely from operating cash flow and we may need to finance these acquisitions through additional borrowings, and debt or equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.
On February 11, 2011, we completed our second sale-leaseback transaction with flydubai for the purchase of a new aircraft for $41.8 million. To partially finance the acquisition of the aircraft, we entered into a loan agreement to borrow $30.0 million.
Despite a general improvement in the financial condition of the airline industry worldwide, certain of our lessees continue to struggle financially and have been unable to make lease rental and other payments on a timely basis. We have completed several restructuring requests and may receive additional requests for lease restructurings from troubled lessees. This could result in a reduction in our annual revenues.
The availability period for the Aircraft Acquisition Facility has expired and we may not borrow additional amounts. All available cash flow from aircraft held by B&B Air Acquisition is applied to the outstanding principal balance after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding on November 6, 2012 must be repaid in four quarterly installments. As of March 31, 2011, the Aircraft Acquisition Facility had an outstanding balance of $553.3 million.
We may seek to refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to its maturity in November 2012. Depending on market conditions, however, it may not be possible to refinance the Aircraft Acquisition Facility prior to November 2012 on terms we find acceptable.
On August 16, 2010, we entered into a $85.0 million credit facility agreement (“Credit Facility”) with an international commercial bank. The Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. As of March 31, 2011, we have $36.2 million outstanding. The Credit Facility is currently secured by a pledge of our rights, title and interest in $72.4 million of current outstanding principal amount of Notes held by a wholly-owned subsidiary. We are subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of March 31, 2011, we were not in default under the Credit Facility.
On May 4, 2011 we sold to a third party $8.8 million principal amount of Notes held by a subsidiary. The Notes were sold at a price of 88.125% or $7.7 million.
We may seek to refinance the amounts outstanding under our Notes prior to August 2012 when substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes, of which 20% will be returned to us in respect of the Notes purchased and held by our subsidiary. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Our access to debt and equity financing to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. Our strategy of growing our aircraft portfolio requires access to the capital markets to secure new debt and equity financings.
Dividends and Share Repurchases. We paid dividends of $0.20 per share for the fourth quarter of 2010 in February 2011. The aggregate cash requirement for these dividends was approximately $5.4 million. On April 15, 2011, Fly declared a dividend of $0.20 per share. The dividend is payable on May 20, 2011 to shareholders of record at April 29, 2011. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program which expired in May 2011 (“2010 Repurchase Program”). Under the 2010 Repurchase Program, we made share repurchases from time to time in the open market or in privately negotiated transactions. During the three months ended March 31, 2011, we repurchased 23,135 shares at a weighted average price of $12.43 per share. At March 31, 2011, there were 25,648,928 shares outstanding.

On March 8, 2011, we repurchased 1,035,438 shares held by an unrelated third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.
On May 3, 2011, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time
Note Purchases. The Notes are held by a subsidiary and $153.0 million remained outstanding at March 31, 2011. As of March 31, 2011, Notes in the principal amount totaling $72.4 million were pledged to the lender under our amended Credit Facility.
On May 4, 2011, we sold to a third party $8.8 million principal amount of Notes held by a subsidiary. The Notes were sold at a price of 88.125% or $7.7 million.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of an aircraft, we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In certain cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make maintenance reimbursements to the lessee for certain maintenance expenses incurred up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will equal or exceed the aggregate maintenance contributions and lease-end adjustment payments that we will expect to make. During the three months ended March 31, 2011, we received $11.8 million of maintenance payments from lessees, made maintenance payment disbursements of $2.0 million and also made contributions of $1.2 million toward major maintenance.
Investment in Unconsolidated Joint Ventures. On February 9, 2011, we made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture. Fly-Z/C LP was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. As of March 31, 2011, the joint venture owned three Boeing 767-300 aircraft.
On April 14, 2011, we made an additional capital contribution of $11.6 million into Fly-Z/C LP to fund the joint venture’s acquisition of the final Boeing 767-300ER aircraft. On April 20, 2011, we received a distribution of $22.2 million from the joint venture in connection with the completion of a $40.0 million debt financing by the joint venture. After this distribution, our net cash investment in Fly-Z/C LP was $5.9 million.
Financing
Securitization
In October 2007, our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes.

Payment Terms. Prior to July 2010, there were no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Also in accordance with the terms of the Notes, in the event we sell any aircraft in our Initial Portfolio, we are required to pay off the Note obligation allocable to the aircraft, as defined in the loan indenture. During the three months ended March 31, 2011, we made $2.7 million in scheduled principal payments. Approximately $0.5 million of the principal payments were made to our subsidiaries which had purchased $169.4 million principal amount of the Notes in 2009.
After August 2012, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. A portion of these principal payments will be made to us as holder of $153.0 million principal amount of the Notes. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
We may refinance the amounts outstanding under our Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the Notes. A redemption after acceleration of the Notes upon default may only be for the whole of the Notes.
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.
Default and Remedies. Events of default include, among other things: interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.

Servicer termination events include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer
•
Summit Aviation Partners LLC ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•	Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and
•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described in the Indenture Agreement.
As of March 31, 2011, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be, at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties.
Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million tranche of equity was drawn first, a $184.0 million Tranche B of loans was drawn next and a $920.0 million Tranche A of loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base as specified in the facility agreement. If the borrowing base falls below the specified level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of March 31, 2011, $369.3 million, $184.0 million and $96.0 million of Tranche A, Tranche B and the equity tranche, respectively, was outstanding.

Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition have been applied to repay principal on the loans. The Aircraft Acquisition Facility provides that all amounts outstanding on November 6, 2012, must be repaid in four quarterly installments. In the three months ended March 31, 2011, we made total principal repayments of $8.3 million.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for Tranche A is 1.50% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with borrowings under the Aircraft Acquisition Facility.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the tranche of equity, and both Tranche A and B rank above the tranche of equity.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,
•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,
•	failure to maintain required insurance levels,
•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,
•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,
•	certain early terminations of B&B Air Acquisition’s swap agreements,
•	failure to meet interest coverage ratios,
•	Fly ceasing to own at least 5% of BBAM LP; and
•	BBAM LP ceasing to hold at least 51% of the capital stock of BBAM.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement.

As of March 31, 2011, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Other Secured Borrowings
Credit Facility
We entered into a $85.0 million Credit Facility with an international commercial bank. The Credit Facility was secured by a pledge of our rights, title and interest in the Notes purchased by a wholly-owned subsidiary of Fly so as to maintain a 2:1 ratio of collateral to loan balance.
Principal and interest is payable monthly and equal to the principal and interest proceeds on the pledged Notes. The Credit Facility has a scheduled maturity date of August 16, 2011 and provides for four 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then-outstanding principal amount.
As of March 31, 2011, $36.2 million remains outstanding under the Credit Facility and is currently secured by a pledge of our rights, title and interest in $72.4 million of current outstanding principal amount of Notes held by a wholly-owned subsidiary.
We are subject to certain interest coverage ratios and other financial covenants as specified in the loan agreement. As of March 31, 2011, we were not in default under the amended Credit Facility.
Aircraft Notes Payable
To partially finance the acquisition of two aircraft in December 2010 and February 2011, we entered into two loan agreements with an international commercial bank to borrow an aggregate of $60.0 million (“Aircraft Notes Payable”). The Aircraft Notes Payable are secured by a pledge of our rights, title and interest in the aircraft.
Aircraft Notes Payable No. 1 accrues interest at a fixed rate of 6.41% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on March 7, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of December 7, 2018. As of March 31, 2011, the outstanding balance under Aircraft Notes Payable No. 1 was $29.6 million.
Aircraft Notes Payable No. 2 accrues interest at a fixed rate of 7.20% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on May 10, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of February 6, 2019. As of March 31, 2011, the outstanding balance under Aircraft Notes Payable No. 2 was $30.0 million.
Capital Expenditures
We made one aircraft acquisition for $41.8 million during the three months ended March 31, 2011. In the same period of the prior year, we made no aircraft acquisitions. We may acquire more aircraft or make additional aircraft related investments in the future.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2011, the weighted average age of the aircraft in our portfolio was 8.1 years. In general, the cost of operating an aircraft, including capital expenditures, increases with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. As of March 31, 2011, 52 out of our 60 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $12.2 million, and would have increased or decreased our revenues by $1.9 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of March 31, 2011, the fair market value of our interest rate swap derivative liabilities was $72.1 million. A 100 basis-point increase or decrease in interest rate would reduce or increase the fair market value of our derivative liabilities by approximately $29.7 million or $33.3 million, respectively. As of March 31, 2011, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, primarily the euro, and we may enter into additional leases under which we receive revenue in other currencies, primarily the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4.	Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of March 31, 2011, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended March 31, 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A.	Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 11, 2011 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program which expired in May 2011 (“2010 Repurchase Program”). Under the 2010 Repurchase Program, we made share repurchases from time to time in the open market or in privately negotiated transactions.
The following table summarizes our repurchases of our common shares during the first quarter of 2011 under our 2010 Repurchase Program:

			Total Number of Shares	Approximate Dollar Value
	Total Number	Average Price	Purchased as Part of a	of Shares that may yet be
	of Shares	Paid Per	Publicly Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
January 2011	—	$—	—	$12.4 million
February 2011	—	$—	—	$12.4 million
March 2011	23,135	$12.43	23,135	$12.1 million
At March 31, 2011, there were 25,648,928 shares outstanding.
On March 8, 2011, we repurchased 1,035,438 shares held by an unrelated third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.
On May 3, 2011, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Item 3.	Defaults Upon Senior Securities
None.

Item 5.	Other Information
None.

Item 6.	Exhibits
None.